Exhibit 4.55

ACCOUNTING AGREEMENT- RENEWAL

This agreement is made this 23rdday of January 2010 by and between

Paragon Shipping Inc., a Marshall Islands corporation having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter the "Company" or "Paragon"),

and

Allseas Marine S.A., a Liberian corporation having its registered office at 80 Broad Street, Monrovia, Liberia and having established a branch office in Greece at 15 Karamanli Ave. 166 73 Voula, Athens, Greece, acting in their capacity as managers of vessels owned directly or through subsidiaries by Paragon (hereinafter "Allseas" or the "Manager") .

The purpose of this agreement is to set forth the terms and conditions of the renewal of the Accounting Agreement (hereinafter the "Agreement") dated 19th February, 2008 entered into and signed between Paragon and Allseas.

In consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

RENEWAL: The Agreement is hereby renewed for a period of one (1) year effective as of 1st January 2010 (the "Term"). Thereafter, the Term shall automatically be extended for successive one-year term, unless the Company or Allseas give to the other a written notice of not less than thirty (30) days prior to the expiration of any such Term, that the Term will not be extended. Notwithstanding the foregoing, the Agreement may be terminated in accordance with the terms of Paragraph 6 thereof.

SERVICES: Allseas shall provide to Paragon Group the following services, which are enumerated herein below

–	Preparation of the Paragon Group's quarterly financial statements.

–	If and when required to have the quarterly financial statements audited by Paragon's appointed auditor.

–	Provision of financial data as required for press releases, quarterly and ad-hoc.

–	Monitoring of US GAAP developments and SEC rules and pronouncements to assess any impact on Paragon's financial statements and accounting policies.

–	Coordination and liaison with Paragon's auditing and legal firms in connection with the preparation of quarterly management and annual audited financial statements.

–	Auditing of various accounting policies on an ad-hoc basis.

–	Assisting with the preparation and filing of the Paragon Group's annual report (From 20F) with the SEC.

–	General assistance with Paragon's financial reporting requirements as and when required.

FEE:  In consideration of its services hereunder, Allseas shall be paid a fee of 200.000 (two hundred thousand euros) per annum, paid quarterly in arrears on the last business day of each quarter, commencing with the first payment on the 31st of March 2010. Allseas' fee shall be reviewed annually by the Paragon Board of Directors or a committee thereof. Allseas' fee shall be subject to increase, but not decrease.

This Agreement shall form an integral part of the Accounting Agreement dated 19th, February, 2008.

All other terms and conditions of the Accounting Agreement dated 19th February, 2008 shall remain unaltered and in full force and effect.

IN WITNESS WHEREOF the parties signed the present document the day and year first above written.

For and on behalf of,

PARAGON SHIPPING INC.

/s/ Christopher J. Thomas
By: CHRISTOPHER J. THOMAS
Chief Financial Officer

ALLSEAS MARINE S.A.

/s/ George Skrimizeas
By: GEORGE SKRIMIZEAS
President / Director